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                                                           OMB APPROVAL
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 13)*

                                     Tekelec
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    879101103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)


---------------

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                      Exhibit Index is Page 11 of 14 Pages

                                                              Page 2 of 14 Pages



CUSIP No. 879101103               SCHEDULE 13G

================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Tekelec-Airtronic, S.A. ("T-A")
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

NUMBER OF              0 shares
                  --------------------------------------------------------------
SHARES            6    SHARED VOTING POWER

BENEFICIALLY           0 shares

OWNED BY
                  --------------------------------------------------------------
EACH              7    SOLE DISPOSITIVE POWER

REPORTING              0 shares
                  --------------------------------------------------------------
PERSON            8    SHARED DISPOSITIVE POWER

WITH:                  0 shares

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 shares
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     CO
================================================================================


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 14 Pages



CUSIP No. 879101103               SCHEDULE 13G

================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jean-Claude Asscher
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

NUMBER OF              1,669,284(1) shares
                  --------------------------------------------------------------
SHARES            6    SHARED VOTING POWER

BENEFICIALLY           437,142(1) shares comprised of:  (a) 60,350(1) shares,
                       the voting power with respect to which is shared with
OWNED BY               Muriel Asscher (Mr. Asscher's spouse) and (b) 376,792(1)
                       shares, the voting power with respect to which is shared
EACH                   with Tekelec F; except that Mr. Asscher may also be
                       deemed to share voting power with (i) Muriel Asscher of
REPORTING              an additional 125,464(1) shares owned of record by Muriel
                       Asscher and (ii) Natinco, S.A. and Edouard Givel of an
PERSON                 additional 10,546,256(1) shares owned of record by
                       Natinco, S.A.
WITH:             --------------------------------------------------------------
                  7    SOLE DISPOSITIVE POWER

                       1,669,284(1) shares
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       437,142(1) shares comprised of: (a) 60,350(1) shares, the voting power with respect to which is shared with Muriel Asscher and (b) 376,792(1) shares, the dispositive power with respect to which is shared with Tekelec F; except that Mr. Asscher may also be deemed to share dispositive power with (i) Muriel Asscher of an additional 125,464(1) shares owned of record by Muriel Asscher and (ii) Natinco, S.A. and Edouard Givel of an additional 10,546,256(1) shares owned of record by Natinco, S.A.
--------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,106,426(1) shares
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [X]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     3.9%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 14 Pages



CUSIP No. 879101103               SCHEDULE 13G

================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Tekelec F
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

NUMBER OF              0 shares
                  --------------------------------------------------------------
SHARES            6    SHARED VOTING POWER

BENEFICIALLY           376,792(1) shares, the voting power of which is shared
                       with Jean-Claude Asscher who is the president and
OWNED BY               majority shareholder of Tekelec F.
                  --------------------------------------------------------------
EACH              7    SOLE DISPOSITIVE POWER

REPORTING              0 shares
                  --------------------------------------------------------------
PERSON            8    SHARED DISPOSITIVE POWER

WITH: 376,792(1) shares, the dispositive power of which is shared with Jean-Claude Asscher who is the president and majority shareholder of Tekelec F.
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     376,792(1) shares
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.7%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 14 Pages



CUSIP No. 879101103               SCHEDULE 13G

================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Natinco, S.A.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Luxembourg
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

NUMBER OF              0 shares
                  --------------------------------------------------------------
SHARES            6    SHARED VOTING POWER

BENEFICIALLY           10,546,256(1) shares, the voting power of which is
                       shared with Edouard Givel, who owns substantially all
OWNED BY               of the equity interest in Natinco, S.A., except that
                       Jean-Claude Asscher may be deemed to share the voting
EACH                   power of these shares due to the fact that he has from
                       time to time acted for, and is an advisor to, Mr. Givel.
REPORTING         --------------------------------------------------------------
                  7    SOLE DISPOSITIVE POWER
PERSON
                       0 shares
WITH:             --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       10,546,256(1) shares, the dispositive power of which
                       is shared with Edouard Givel, who owns substantially
                       all of the equity interest in Natinco, S.A., except
                       that Jean-Claude Asscher may be deemed to share the dispositive power of these shares due to the fact that he has from time to time acted for, and is an advisor to, Mr. Givel.
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,546,256(1) shares
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     19.4%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP No. 879101103               SCHEDULE 13G

================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Edouard Givel
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Switzerland
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

NUMBER OF              0 shares
                  --------------------------------------------------------------
SHARES            6    SHARED VOTING POWER

BENEFICIALLY           10,546,256(1) shares, the voting power of which is
                       shared with Natinco, S.A., the record holder of these
OWNED BY               shares, except that Jean-Claude Asscher may be deemed
                       to share the voting power of these shares due to the
EACH                   fact that he has from time to time acted for, and is
                       an advisor to, Mr. Givel.
REPORTING         --------------------------------------------------------------
                  7    SOLE DISPOSITIVE POWER
PERSON
                       0 shares
WITH:             --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       10,546,256(1) shares, the dispositive power of which is shared with Natinco, S.A., the record holder of these shares, except that Jean-Claude Asscher may be deemed to share the dispositive power of these shares due to
                       the fact that he has from time to time acted for, and
                       is an advisor to, Mr. Givel.
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,546,256(1) shares
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     19.4%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 14 Pages



Item 1(a) Name of Issuer:

          Tekelec

Item 1(b) Address of Issuer's Principal Executive Offices:

          26580 West Agoura Road
          Calabasas, CA  91302

Item 2(a) Name of Person Filing:

          This Statement is being filed by Tekelec-Airtronic, S.A.; Jean-Claude Asscher; Tekelec F; Natinco, S.A.; and Edouard Givel, who are sometimes collectively referred to as the "Reporting Persons." The Reporting Persons may be deemed to be a "group" for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder (the "Act"), although each expressly disclaims any assertion or presumption that it or any of the other persons on whose behalf this Statement is filed constitutes a "group." Neither the filing of this Statement nor the Agreement [see Exhibit 1] should be construed individually or collectively to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more of the Reporting Persons or any one or more other persons.

Item 2(b) Address of Principal Business Office or, if none, Residence:

          The address of the principal business office of each of Tekelec-Airtronic, S.A. and Tekelec F is 5, rue Carle Vernet, 92315 Sevres Cedex, France; and of Natinco, S.A. is 15, rue de la Chapelle, L-1325 Luxembourg. The residence address of Mr. Asscher is 34 Avenue Raphael, 75016 Paris, France; and of Mr. Givel is 31, Chemin des Courbes, 1247 Anieres, Switzerland.

Item 2(c) Citizenship:

          Tekelec-Airtronic, S.A.; Tekelec F and Natinco, S.A. are French, French and Luxembourg corporations, respectively. Mr. Asscher and Mr. Givel are French and Swiss citizens, respectively.

Item 2(d) Title of Class of Securities:

          Common Stock

Item 2(e) CUSIP Number:

          879101103

Item 3 If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          Not applicable

                                                              Page 8 of 14 Pages



Item 4    Ownership:

          The following information with respect to the ownership of Tekelec's Common Stock by the Reporting Persons is provided as of December 31, 1998, the last day of the year covered by this Statement.

          (a) Amount Beneficially Owned:

              See Row 9 of cover page for each Reporting Person.

              With respect to the aggregate amount of shares beneficially owned by Mr. Asscher, such amount does not include an aggregate of 10,671,720(1) shares as to which Mr. Asscher disclaims beneficial ownership, including (i) 125,464(1) shares owned by Muriel Asscher (Mr. Asscher's spouse) and (ii) 10,546,256(1) shares owned by Natinco, S.A. This report shall not be deemed an admission that Mr. Asscher is the beneficial owner of such 10,671,720(1) shares for purposes of Section 13(d) or 13(g) of the Act or for any other purpose.

          (b) Percent of Class:

              See Row 11 of cover page for each Reporting Person.

          (c) Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote

                    See Row 5 of cover page for each Reporting Person.

              (ii)  shared power to vote or to direct the vote

                    See Row 6 of cover page for each Reporting Person.

              (iii) sole power to dispose or to direct the disposition of

                    See Row 7 of cover page for each Reporting Person.

              (iv)  shared power to dispose or to direct the disposition of

                    See Row 8 of cover page for each Reporting Person.

Item 5   Ownership of Five Percent or Less of a Class:

         Not applicable




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                                                              Page 9 of 14 Pages



Item 6   Ownership of More than Five Percent on Behalf of Another Person:

         To the best knowledge of each of the Reporting Persons, no person other than each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Tekelec Common Stock owned by each of the Reporting Persons, respectively, except that: (a) Mr. Givel may be deemed to have such rights with respect to Natinco, S.A., due to the fact that he owns substantially all of the equity interest therein; and (b) Mr. Asscher may be deemed to have such rights with respect to the shares beneficially owned by Tekelec F, due to the fact that he is the president and majority shareholder thereof, and with respect to the shares beneficially owned by Natinco, S.A., due to the fact that he has from time to time acted for, and is an advisor to, Mr. Givel.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

         Not applicable

Item 8   Identification and Classification of Members of the Group:

         See Exhibit 2.

         The Reporting Persons may be deemed to be a "group" for the purposes of
         Section 13(d) and 13(g) of the Act, although each expressly disclaims any assertion or presumption that it or the other persons on whose behalf this Statement is filed constitute a "group." The filing of this Statement should not be construed to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more such persons.

Item 9   Notice of Dissolution of Group:

         Not applicable

Item 10  Certification:

         Not applicable



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                                                             Page 10 of 14 Pages



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 1999





/s/ Jean-Claude Asscher
------------------------------------------
Jean-Claude Asscher, on behalf of himself,
on behalf of Tekelec-Airtronic, S.A., as
the President thereof and on behalf of
Tekelec F, as the President thereof.





/s/ Edouard Givel
------------------------------------------
Edouard Givel, on behalf of himself and
on behalf of Natinco, S.A., pursuant to
a Power of Attorney [see Exhibit 3(2)].



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


---------------

(1) On 6/19/98 the Common Stock of Tekelec split 2-for-1. As a result, the Reporting Persons received one additional share for each share of Tekelec Common Stock held of record on 6/19/98. All share data set forth herein reflects the stock split.

(2) Incorporated by reference to Amendment No. 11 to the Reporting Persons'
    Schedule 13G filed with the Commission on February 13, 1997.





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                                                             Page 11 of 14 Pages



                                  EXHIBIT INDEX


Exhibit Number  Exhibit                                   Page
--------------  ----------------------------------------  -------------------
1               Agreement to File Joint Statements        Page  12 of 14 pages
                on Schedule 13G

2               Identification of the Reporting           Page 14 of 14 pages
                Persons

3               Procuration [Power of Attorney(3)]        Page 10 of 14 pages

---------------

(3) Incorporated by reference to Amendment No. 11 to the Reporting Persons'
    Schedule 13G filed with the Commission on February 13, 1997.